February 17, 2011

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: NeXt BDC Capital Corp. (the "Company")
          Registration Statement on Form N-2
          File Numbers 333-171578; 814-852

Dear Mr. Boehm:

We have reviewed the registration statement referenced above and have the following
comments. Whenever a comment is made in one location, it is considered applicable to
all similar disclosure appearing elsewhere in the registration statement.

The Company has filed a notice of intent to be regulated as a business development
company ("BDC") on Form N-6F under the Investment Company Act of 1940 ("1940
Act").   In your response letter, discuss the Company's plans to register its shares under
the Securities Exchange Act and when it intends to file an election to be regulated as a
BDC on Form N-54A.

Registration Statement

Cover Page

Add a footnote to the "Calculation of Registration Fee Under the Securities Act of 1933"
table to clarify that the amount being registered also includes all shares issued pursuant to
the underwriters' over-allotment option.

Prospectus

Cover Page

Prospectus Cover Page

Revise the first sentence to indicate that the Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.

Expand the third paragraph to clarify that NeXt Asset Management LLC is newly registered and, if true, is newly formed and has no experience managing a BDC.   Also disclose, if true, that NeXt BDC Service Company, LLC has no experience administering a BDC.

Disclose in a prominent manner that the Company's securities have no history of public trading.

Expand footnote (2) to include the per share dollar amount of the offering expenses and also disclose that the offering expenses, as well as the sales load, will immediately reduce the net asset value of each investor's shares.

In the paragraph immediately following the Table of Contents, disclose the Company's duty to update the prospectus during the offering period.

Summary

All of the information contained in this section, as well as elsewhere in the prospectus, should be presented on the basis of facts and not merely on the basis of what "we believe."

Provide a balanced prospectus summary presentation to include bullet point disclosure of the material risks of an investment in the Company.

In the first paragraph, delete the phrase "and the documents to which we have referred." In this regard, expand the prospectus disclosure to include any additional material information needed to make an informed decision whether to invest in the securities offered thereby.

About NeXt Asset Management

Expand the third paragraph and discuss the nature and the extent of the "access" to NeXtUp's proprietary research and analytical capabilities in the private company space. Are these rights of access unlimited or limited; are they available to the Company only through Mr. Moe; are they contractual or discretionary; are they provided free of charge or is there a cost involved?

The sentence "NeXtUp's research universe currently includes companies such as Facebook, Twitter, LinkedIn, Zynga and Bloom Energy" should be deleted throughout the prospectus because its inclusion is potentially misleading and inappropriate.

Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by the Company under the Investment Management Agreement, and the amounts payable under the Administrative Agreement.

Disclose that, unlike most advisory fees that are based on an entity's net assets, NeXt Asset Management' advisory fee is based on the Company's gross assets and, therefore, NeXt Asset Management will benefit when the Company incurs debt or uses leverage. Explain how the Company's Board of Directors will monitor this conflict of interest.

Disclose that none of the awards or rankings constitutes an endorsement by any publication or organization of the securities being offered by this prospectus. Also, in your response letter, confirm to us that each publication identified in the Company's prospectus has consented to being named therein.

Potential Competitive Advantages

Reconcile the myriad claims and expectations described under each sub-heading of this section with the fact that the Company has no history of operations and that NeXt Asset Management apparently has never managed a business development company.

Proven, transparent and repeatable investment process

Disclose that investment process has not been "proven, transparent and repeatable" within the framework of a publicly registered BDC.

In your response letter, explain in what way the investment process is "proven."

In your response letter, disclose the results of the "investment process that has been tested over the course of two decades."

The Offering

Administration Agreement

Clarify whether there is no predetermined overall limit on the amount the Company will be obligated to reimburse NeXt BDC Service Company.

Leverage

Disclose unequivocally whether the Company will use leverage during the first twelve months after its election to be regulated as a BDC.

Fees and Expenses

Change the line item "Offering expenses borne by us (as a percentage of offering price)" to "Offering expenses borne by common shareholders (as a percentage of offering price)."

Insert the parenthetical (20%) next to the "Incentive fees payable under our advisory agreement" line item.

Delete the "Acquired find fees and expenses" line item and the parenthetical "(estimated)" accompanying the "Total annual expenses" line item.

The footnotes to the fee table should be presented in non-italicized standard type.

Expand footnote (2) to indicate who paid the Company's organizational costs.

In footnote (4), explain how "gross assets" is converted to "net assets."

Expand footnote (4) to disclose that, because the base management fee is based on the Company's gross assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

The text of footnote (8) should be moved to another location in the prospectus outside of the fees and expenses section.

Risk Factors

The second sentence of the first paragraph refers to a "prospectus supplement."   In your response letter, explain how a prospectus supplement is used in a firm commitment offering.

Revise the first paragraph to make clear that the material risks of investing in the securities offered by this prospectus are nonetheless described therein. In this regard, add any additional risk disclosure to ensure that the material risks are disclosed.

Provide a risk factor reflecting NeXt Asset Management's recent formation and lack of experience operating and administering a business development company.

Disclose whether the Company has a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Company's assets may be invested in illiquid securities, and the risks associated therewith.

In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

There are significant potential conflicts of interest, which…

Expand the third paragraph to disclose whether investment opportunities will be allocated strictly on a pro-rata basis or on a more subjective basis. If the latter, disclose the risks.

Delete the parenthetical "(as such term is defined in Item 404 of Regulation S-K)" and, instead, provide a plain English definition of "related parties" within the context of Item 404 of Regulation S-K.

Our incentive fee may induce NeXt Asset Management…

Briefly highlight how the Company's Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that the Company's investment advisor also controls the timing of when capital gains and losses will be realized on the Company's investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company's shareholders.

Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the incentive fee, based on the unrealized and realized capital appreciation.

Regulations governing our operation as a business development company affect our ability…

Disclose that should the Company issue debt and/or preferred stock as a means of leverage, all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Company's common shareholders. Also disclose that the interests of the holders of debt and/or preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of debt and/or preferred shares to receive interest, dividends and/or principal repayment will also be senior to those of the holders of common shares.

In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company's investment policies.

Disclose whether any grant of a security interest in the Company's assets in connection with any borrowing by the Company will be limited to a maximum percentage of the Company's total assets.

Disclose whether, when the Company issues preferred stock, some directors will represent both common stockholders and preferred stockholders. If they will, disclose the potential conflict of interest this may present.

Provisions of the Maryland General Corporation Law…

In the second sentence, insert the word "us" after the word "exempting."

Prior to this offering, there has been no public market…

Disclose, as applicable, the risk of the Company's inability to obtain or sustain a stock market listing for shares of its common stock. In your response letter, indicate whether the Company may still proceed with this offering in the event that it is unable to obtain a listing for shares of its common stock on the NASDAQ Capital Market.

Forward-Looking Statements and Projections

Expand the last sentence of the last paragraph to indicate that "safe harbor" provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the Company's Exchange Act periodic reports.

Use of Proceeds

Expand the prospectus summary section to specify the maximum period during which, as well as the amount of the "reduced" management fee, that will be payable while the net proceeds from this offering are invested in the types of assets identified in the third to the last sentence of this section.

Distributions

In the last paragraph clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose the reinvested dividends increase the Company's gross assets on which a management fee and an incentive management fee are payable to NeXt Asset Management.

Discussion of the Company's Expected Operating Plans

Expenses

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

In your response letter, confirm that estimates of all of the costs and expenses for which the Company will reimburse NeXt Asset Management, NeXt BDC Service Company, LLC, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Financial Condition, Liquidity and Capital Resources

Disclose the approximate amount of time that the cash flows from the net proceeds of this offering and from the Company's investments are expected to sustain the Company's operations. Also disclose the expected time frame of "any future offerings of securities" by the Company, as well as the type and amount of securities that would likely be offered by the Company.

Competition

Disclose whether the Company's primary competitors also include other BDCs.

Compensation of Executive Officers

Delete the phrase "as such term is defined in Section 2(a)(19) of the 1940 Act" and instead provide a plain English definition of the phrase "interested persons of any party" within the meaning of Section 2(a)(19) of the 1940 Act.

Investment Objectives and Principal Investment Strategy

Disclose whether any of the Company's assets that may be invested in non-U.S. issuers of securities, generally, and in emerging market issuers of securities, specifically. If such investments are permitted, then also specify the maximum percentage of the Company's assets that may be so invested and add applicable risk disclosure.

Administration Agreement

Clarify, if true, that all expenses pertaining to the administration of the Company are limited to reimbursement on a cost basis without any profit markup and that the Company is not otherwise obligated to pay an administration fee.

Disclose whether there is any predetermined overall limit on the amount that the Company will be obligated to pay under the Administration Agreement. If there is no such limit, also add risk factor disclosure pertaining to the lack of a limit on expenses.

Certain Relationships and Transactions

Change the heading of this section to "Related Party Transactions and Certain Relationships."

Expand the sixth paragraph to disclose the estimated dollar amount of the fees and expenses identified therein.

Regulation as a Business Development Company-General

Specify the percentage vote required for the Company to de-elect its status as a BDC.

Revise the seventh paragraph to state, instead, that the Company will be subject to periodic examination by the SEC for compliance with the 1940 Act.

Management-Board of Directors and Executive Officers-Directors

Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Company files its Form N-54A.

For each director, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Company at the time that the disclosure is made, in light of the Company's business and structure. *See* Item 18.17 of Form N-2.

Interested Directors

Specify Mr. Klein's current "financial relationship with Ladenburg Thalmann & Co. Inc."

Description of Securities

Delete the second sentence and instead expand the disclosure to highlight, in plain English, the material terms of the Maryland General Corporation Law and the Company's charter and bylaws that are relevant to this section of the prospectus.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

Disclose, if true, that all material "provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise" are summarized in the prospectus. In the alternative, expand the disclosure to summarize all such provisions.

Underwriting

In your response letter, discuss legal authority that allows the representative to change the public offering price and other selling terms if all of the shares are not sold at the initial offering price. Would the offering of shares at a different public offering price constitute a new offering? What rights would shareholders who purchased at a higher public offering price or on less favorable "other selling terms" have? Also identify the "other selling terms" that could be changed. We may have further comments.

In your response letter, describe the extent of the market-making transactions referred to in the tenth paragraph. Will they be limited to market making in connection with this offering, only extending through the completion of the distribution, or will they extend past the completion of the distribution. If the latter, discuss the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 on which the participants will rely.

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering, including overall underwriting cap set at 10% of the total offering price.

Under a separately captioned "Additional Compensation to Underwriters" section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the penultimate paragraph of this section. Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel